ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Statement of Financial Condition

As of December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Rothschild & Co US Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild & Co US Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



KPMG LLP

We have served as the Company's auditor since 2006.

New York, New York
March 7, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

As of December 31, 2024

Table of Contents

ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	121,588,800
Advisory fees receivable, net		54,800,200
Receivables from related parties, net		2,219,000
Securities owned, at fair value		20,197,500
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $4,781,200)		5,042,900
Deferred taxes		42,325,200
Prepaid expenses and other assets		2,308,600
Total assets	$	248,482,200

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	130,587,700
Payables to related parties		22,438,000
Taxes payable		42,700
Total liabilities		153,068,400
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		116,965,500
Retained deficit		(21,560,300)
Total stockholder's equity		95,413,800
Total liabilities and stockholder's equity	$	248,482,200

See accompanying notes to statement of financial condition.

(1)   Organization

Rothschild & Co US Inc. (the Company) is a wholly-owned subsidiary of Rothschild & Co North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities as an investment banking advisory firm constitute a single business segment offering clients a range of advisory services with expertise in mergers & acquisitions, restructuring, debt and equity advisory, among other investment banking services.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $109,819,700 and money market funds of $11,769,100. All the Company's cash and cash equivalents are held at three major financial institutions and therefore are subject to the credit risks of the financial institutions.

(c)   Financial Assets and Liabilities, at Fair Value

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities.

(d)   Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis.   Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's statement of financial condition.

(e)   Advisory Fees Receivable, net

The Company follows ASC 326 Financial Instruments – Credit Losses when evaluating if an allowance for doubtful accounts is needed. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

As of December 31, 2024, advisory fees receivable, net, includes $2,150,000 of accrued fees and $826,800 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $4,781,200.

The Company's advisory fees receivable are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

The activities in the Company's allowance for doubtful accounts are as follows:

Balance at December 31, 2023	$	594,200
Provision for doubtful accounts		1,394,200
Write-offs		(793,100)
Reduction of related party payable		3,585,900
Recoveries		-
Balance at December 31, 2024	$	4,781,200

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the Parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. For the year ended December 31, 2024, the Company recorded $321,900 related to taxes paid on behalf of affiliates and refunds due from the parent which are included in receivables from related parties, net on the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(g) Equipment, furniture and leasehold improvements

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, three or seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease. Right-of-use (ROU) assets related to leases are amortized over the life of the lease. The Company does not have any ROU assets on its statement of financial condition.

(h)   *Use of Estimates*

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (including the recognition of deferred tax assets) and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(i)   *Segment Reporting*

Beginning in 2024, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023.07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure on an annual basis. For additional information, see Note 10 on Segment Reporting.

(j)   *Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of material loss to be remote.

(3)   Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity & Charles Schwab money market accounts and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	2024			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents (money market funds)	$ 11,769,100	-	-	11,769,100
Securities owned, at fair value				
Equity securities	20,197,500	-	-	20,197,500
Total assets at fair value	$ 31,966,600	-	-	31,966,600

As of December 31, 2024, the Company's other financial assets and liabilities (consisting of cash and cash equivalents, advisory fees receivable, receivable from related parties, payables to related parties and accounts payable and accrued expenses) are considered to approximate their carrying amounts because they have limited counterparty credit risk and/or are have relatively short maturity dates.

		2024			
		Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$	109,819,700	-	-	109,819,700
Advisory fees receivable, net		-	54,800,200	-	54,800,200
Receivables from related parties, net		-	2,219,000	-	2,219,000
Total assets at fair value	$	109,819,700	57,019,200	-	166,838,900
Liabilities:					
Payable to related parties	$	-	22,438,000	-	22,438,000
Accounts payable and accrued expenses		-	130,587,700	-	130,587,700
Total liabilities at fair value	$	-	153,025,700	-	153,025,700

(4) Income Taxes

The Company's deferred tax asset is comprised of:

Deferred tax assets and liabilities:		
NOL Carryforward	$	27,056,400
Deferred compensation		10,917,700
Accrued compensation		4,301,900
Depreciation and amortization, net		137,500
Unrealized gain or loss on investment		(1,452,600)
Allowance for doubtful accounts		1,186,200
Other		178,000
Net deferred tax asset	$	42,325,100

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. The Company believes that the deferred tax asset is more likely than not realizable because it has a history of earnings and has performed a comprehensive analysis of the factors underpinning the deferred tax asset as well as the company's projected future profitability, growth and ability to utilize those assets within the next three to five years. Based on management's evaluation, no valuation allowance has been recorded as of December 31, 2024.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being

realized upon settlement. At December 31, 2024, accounts payable and accrued expenses include gross unrecognized tax benefits of $0.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at December 31, 2024 will change significantly within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2021 to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2020 to present are open to examination by New York State tax authorities. Tax years for 2021 to present are open to examination by New York City tax authorities.

As of December 31, 2024, we have available, for tax return purposes, unused federal NOLs of $105,160,400 which can be carried forward indefinitely and unused state NOLs of $76,680,500, which primarily relate to New York State, New York City and California and will expire in various years from 2035 to 2043.

(5) Rothschild & Co Non-Cash Instrument Plan

The "Non-Cash Instrument 2022 Plan" (NCI22) was launched in 2022. In accordance with the European Capital Requirements Directive, a proportion of the deferred amount of variable compensation awarded to "Regulated Persons" across the R&Co group were settled in non-cash instruments ("NCI") – i.e. R&Co share awards. R&Co determines which employees from the Company are Regulated Persons and then requires them to place a portion of their deferred compensation into the NCI plan. The share-deliveries vest over a period of one to four years and there are no stock options awarded to the participants. In 2023, R&Co was taken private and the Company sold all remaining NCI shares so the employees are now compensated based on the concept of notional shares which are not hedged against.

The total amount of deferred compensation contributed toward the purchase of NCI23 R&Co notional stock was $715,000 or 14,138 shares during the year ended December 31, 2023.   The total amount of deferred compensation contributed toward the purchase of NCI24 R&Co notional stock was $142,500 or 3,099 shares during the year ended December 31, 2024.

(6) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2024 was $44,005,000 associated with mandatory deferred compensation plans for employees and $73,556,300, related to current year bonuses that were not subject to deferral and will be substantially paid in March 2025. The total deferred compensation disbursements for 2024 were $23,497,700. As of December 31, 2024, mandatory deferred compensation plan benefits expected to be paid are as follows: $22,557,000 in 2025, $19,350,800 in 2026, $12,679,900 in 2027 and $8,082,700 in 2028 and beyond.

Effective for the year ended December 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. For those deferrals related to years prior to 2021, compensation subject to mandatory deferral currently earns interest at three-month US SOFR (Secured Overnight Financing Rate), adjusted quarterly. However, beginning with the mandatory deferral related to 2021 bonus, employees with mandatory deferrals can choose whether they want to earn interest or invest in the notional investment deferral option. Under

the notional investment deferral option, compensation subject to mandatory deferral is notionally invested in a selection of mutual funds, the allocation of which is selected by each participant.

One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. For those employees identified as Regulated Persons, a portion of variable compensation is deferred over four years, with part of this deferral awarded as non-cash instruments.

(7) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Facilities, Finance, Information Technology, Human Resources, Procurement, and Compliance

Receivables from and payables to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and vendor out-of-pocket expenses.

On February 13, 2024 and December 30, 2024, Rothschild & Co North America Inc. made capital contributions of $5,000,000 and $5,000,000, respectively, into the Company.

(8) Commitments and Contingencies

(a)   Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a headquarter facility in New York. The Parent currently allocates the full amount of the monthly rental expense and related occupancy charges to the Company.

The Parent leases additional facilities throughout the US.

The minimum future annual base-rental cash payments associated with the leases above are as follows:

Year	Amount
2025	10,172,500
2026	10,265,800
2027 and beyond	23,706,100
	$ 44,144,400

The rental commitments above are covered by a cost sharing agreement between the Company and the Parent, where the Company has agreed to reimburse the Parent for all costs associated with the leased spaces. The Company has not issued any guarantees of payment in the event of a default by the Parent to the lessor.

On October 1, 2024, the Company terminated the lease for the Chicago office space.

As of December 31, 2024, the gross estimated minimum future compensation commitments are as follows: $14,848,400 related to 2025, $9,908,900 related to 2026 and $5,068,100 related to 2027 and beyond. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b)   Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(9)   Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At December 31, 2024, the Company had net capital of $10,729,700 which was $10,479,700 in excess of its required minimum net capital of $250,000. The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company met the exemption provisions of Paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and is also filing an exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

(10)   Single Segment Reporting

The Company's activities as an investment banking advisory firm constitute a single business segment offering clients a range of advisory services with expertise in mergers & acquisitions, restructuring, debt and equity advisory, among other investment banking services. The Company has identified its Head of Global Advisory, North America as the Chief Operating Decision Maker ("CODM"). The CODM uses net revenue and profit before income tax expense to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

(11) Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2025 through March 7, 2025, the date which the accompanying statement of financial condition was issued. There are no material events that management is aware of that would require recognition or disclosure.